United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Transmitted only to SEC, NYSE, CVM, BM&FBOVESPA, AMF, Euronext Paris and HKEx

Vale informs relevant shareholding ownership acquisition

Rio de Janeiro, May 28, 2014 — Vale S.A. (Vale) informs, pursuant to §6th of Article 12 of Rule 358/02 issued by the Brazilian Securities Commission (CVM), as amended by Rules 449/07 and 547/14, that on May 21, 2014, Aberdeen Asset Managers Limited (and/or its affiliates), a subsidiary of Aberdeen Asset Management PLC, as a discretionary investment manager, on behalf of its managed portfolios, reported the acquisition, in the stock exchange, 230,770 preferred shares issued by Vale, which increased the position of the managed portfolio and reaching a position of 105,444,864 preferred shares, as a consequence, the equivalent of 5.20% of this class of shares.

The purpose of this acquisition of Vale’s shares by Aberdeen Asset Managers Limited is strictly investment oriented, not aiming to change either the controlling shareholder structure or the administrative structure of Vale, as informed by Aberdeen Asset Management PLC with registered office located at 10 Queen’s Terrace, in the city of Aberdeen, United Kingdom. Aberdeen Asset Management PLC also informed that Aberdeen Asset Managers Limited, on behalf of its managed portfolios: (i) does not have subscription rights related to Vale shares or share options; (ii) does not hold debentures convertible into shares issued by Vale; as well as (iii) has no agreement regulating the exercise of the voting rights or the purchase and sale of securities issued by Vale.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: May 26, 2014		Rogerio T. Nogueira
Director of Investor Relations